FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial   Responsibility or Connected Persons

GlaxoSmithKline Performance Share Plan
Sale of shares to meet tax liabilities

The table below sets out changes in the interests of a Person Discharging Managerial Responsibilities' ('PDMR') Connected Person in the Ordinary Shares of GlaxoSmithKline plc arising from the sale of Ordinary Shares at a fair market value price of £14.06 per Ordinary Share on 12 February
2016
to meet tax liabilities following the vesting of awards granted in 2012 under the GlaxoSmithKline 2009 Performance Share Plan ('PSP').

Name of PDMR	Name of Connected Person	Number of Ordinary Shares sold to meet tax liabilities following the vesting of a PSP award
Mr P Thomson	Mrs K Thomson	633

The table below sets out changes in the interests of a Director's Connected Person in the American Depositary Shares ('ADS') of GlaxoSmithKline plc arising from the withholding of ADS at a fair market value price of $39.15 per ADS on 12 February 2016 to meet tax liabilities following the vesting of an award granted in 2012 under PSP.

Name of Director	Name of Connected Person	Number of ADSs withheld to meet tax liabilities following the vesting of a PSP award
Dr M Slaoui	Dr K Slaoui	386

The Company and the above individual were advised of this transaction on 16 February 2016.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

16 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 16, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc